UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission file number: 001-41188

ADS-TEC Energy Public Limited Company

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

CONTENTS

Succession of Wolfgang Breme as Chief Financial Officer

On October 15, 2024, ads-tec Energy PLC’s (the “Company”) announced that the planned Chief Financial Officer transition, originally set for 2025 in line with the Company’s strategic succession plan, was accelerated. As a result, the board of directors of the Company (the “Board”) received a letter of resignation from Mr. Breme, as Chief Financial Officer of the Company, effective as of October 14, 2024. Mr. Breme’s resignation was not as a result of any disagreement with the Company relating to its operations, policies or practices.

The Board hereby extends its sincere appreciation for Mr. Breme’s contributions to the Company and wish him continued success in his future endeavors.

Appointment of Stefan Berndt-von Bülow

On October 14, 2024, the Board appointed Stefan Berndt-von Bülow, age 49, as Chief Financial Officer, effective immediately.

From September 2020 until August 2024, Mr. Berndt-von Bülow served as Chief Financial Officer of Mynaric AG, a Nasdaq-listed company headquartered in Germany. Mr. Berndt-von Bülow began his professional career in 2002 at LKC Kemper, Czarske, v. Gronau, Berz auditors, lawyers, tax consultants (“LKC”). At LKC, Mr. Berndt-von Bülow’s focused on the independent preparation and examination of end-of-year accounts, preparation of tax returns and supervision of company audits. In 2008, Mr. Berndt-von Bülow joined SHS VIVEON AG as the head of accounting and investor relations and was the director of its subsidiary SHS VIVEON GmbH until 2017. At SHS VIVEON AG, Mr. Berndt- von Bülow oversaw the implementation of capital measures and the supervision of merger and acquisitions. In 2017, he joined G&D Currency Technology as head of finance and accounting, where he was responsible for the balance sheet preparation for the G&D Currency Technology group and arranging a multi-million-dollar financing until the end of 2018. Mr. Berndt-von Bülow joined Mynaric AG at the end of 2018 as head of finance before being appointed as Chief Financial Officer in September 2020. Mr. Berndt-von Bülow graduated from the University of Munich and holds a degree in Business Administration (Dipl.-Kaufmann).

There are no arrangements or understandings between Mr. Berndt-von Bülow and any other person pursuant to which Mr. Berndt-von Bülow was appointed as Chief Financial Officer of the Company. In addition, there is no family relationship between Mr. Berndt-von Bülow and any director or executive officer of the Company.

In connection with Mr. Berndt-von Bülow service as Chief Financial Officer, the Company has agreed to pay Mr. Berndt-von Bülow (i) an annual base salary in the amount of €300,000, (ii) a discretionary annual bonus of up to €150,000 and such additional discretionary bonuses as may be approved by the Board from time to time, in each case based on the achievement of certain performance indicators as determined and approved by the Board, and (iii) eligibility to receive equity awards under the Company’s Omnibus Incentive Plan, at the sole discretion of the Board.

Additionally, the Company issued a press release on October 15, 2024, announcing Mr. Berndt-von Bülow’s appointment. A copy of that press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

Incorporation by Reference

The information furnished in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-262281 and 333-276788) and Form S-8 (File No. 333-263153).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-41188) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2024 and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 15, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: October 18, 2024	ADS-TEC ENERGY PLC

	By:	/s/ Stefan Berndt-von Bülow
		Name:	Stefan Berndt-von Bülow
		Title:	Chief Financial Officer

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